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Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-220471

Prospectus Supplement
October 4, 2017
(To Prospectus Dated September 14, 2017)

US$700,000,000

Enbridge Inc.

Floating Rate Senior Notes due 2020

        We are offering US$700,000,000 aggregate principal amount of Floating Rate Senior Notes due 2020 (the "Notes"). The Notes will mature on January 10, 2020. Interest on the Notes will be paid quarterly in arrears on January 10, April 10, July 10 and October 10 of each year, commencing on January 10, 2018. The Notes will bear interest at a rate equal to the 3-month London Interbank Offered Rate ("LIBOR") plus 40 basis points per annum.

        The Notes will not be redeemable prior to their maturity, other than, in whole, at any time if certain changes affecting Canadian withholding taxes occur. The Notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. See "Description of the Notes — General."

        This offering is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States of America (the "United States"), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are subject to Canadian and United States auditing and auditor independence standards.

        Prospective investors should be aware that the acquisition of the Notes may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement or in the accompanying prospectus. You should read the tax discussion under "Material Income Tax Considerations" in this prospectus supplement.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated and organized under the laws of Canada, that most of our officers and directors are residents of Canada, that some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and that all or a substantial portion of our assets and said persons are located outside the United States.

        Merrill Lynch, Pierce, Fenner & Smith Incorporated is, directly or indirectly, an affiliate of a bank or other financial institution that is one of our lenders and to which we are currently indebted. Consequently, we may be considered to be a connected issuer of the underwriter under applicable Canadian securities laws. See "Underwriting".

        Investing in the Notes involves risks. See "Risk Factors" beginning on page S-11 of this prospectus supplement.

	Per Note	Total
Public offering price	99.888%	US$	699,216,000
Underwriting commission	0.200%	US$	1,400,000
Proceeds to us (before expenses)	99.688%	US$	697,816,000

        Interest on the Notes will accrue from October 10, 2017.

        The Notes have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission, nor has the SEC or any United States state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

        The underwriter expects to deliver the Notes to the purchasers in book-entry form through the facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about October 10, 2017.

Sole Book-Running Manager

BofA Merrill Lynch

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Notes we are offering. The accompanying base shelf prospectus, dated September 14, 2017, is referred to as the "prospectus" in this prospectus supplement.

        We are responsible for the information contained and incorporated by reference in this prospectus supplement, the accompanying prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not making an offer of the Notes in any jurisdiction where the offer is not permitted. You should bear in mind that although the information contained in, or incorporated by reference in this prospectus supplement or the accompanying prospectus is intended to be accurate as of the date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this prospectus supplement or the accompanying prospectus and by any subsequently filed prospectus amendments.

        If the description of the Notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars or "$". "U.S. dollars" or "US$" means the lawful currency of the United States. Unless otherwise indicated, all financial information included in this prospectus supplement, the prospectus and any document incorporated by reference is determined using U.S. GAAP. "U.S. GAAP" means generally accepted accounting principles in the United States. Except as set forth under "Description of Notes" and unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the prospectus and any document incorporated by reference to "Enbridge," the "Corporation," "we," "us" and "our" mean Enbridge Inc. and its subsidiaries, partnership interests and joint venture investments.

Prospectus Supplement

Prospectus

        We expect that delivery of the Notes will be made against payment therefor on or about October 10, 2017, which will be the third business day following the date of pricing of the Notes (such settlement cycle being herein referred to as "T+3"). You should note that trading of the Notes on the date hereof may be affected by the T+3 settlement cycle. See "Underwriting."

EXCHANGE RATE DATA

        The following table sets forth certain exchange rates based on rates in Toronto, Ontario as reported by the Bank of Canada. Such rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On October 3, 2017, the inverse of the daily exchange rate was US$0.8000 per $1.00.

			Year Ended December 31,
	Three Months Ended June 30, 2017
			2016	2015	2014
Low	US $	0.7276	0.6854	0.7148	0.8589
High	US $	0.7706	0.7972	0.8527	0.9422
Period End	US $	0.7706	0.7448	0.7225	0.8620
Average	US $	0.7437	0.7555	0.7820	0.9054

Source: Bank of Canada web site.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The prospectus and this prospectus supplement, including the documents incorporated by reference into the prospectus and this prospectus supplement, contain both historical and forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and forward looking information within the meaning of Canadian securities laws (collectively, "forward looking statements"). This information has been included to provide readers with information about the Corporation and its subsidiaries and affiliates, including management's assessment of the Corporation's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe", "likely" and similar words suggesting future outcomes or statements regarding an outlook. Forward looking information or statements included or incorporated by reference in the prospectus and this prospectus supplement include, but are not limited to, statements with respect to the following: expected earnings before interest and income taxes ("EBIT") or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; expected performance of the Liquids Pipelines business; financial strength and flexibility; expectations on sources of liquidity and sufficiency of financial resources; expected costs related to announced projects and projects under construction; expected in-service dates for announced projects and projects under construction; expected capital expenditures; expected equity funding requirements for the Corporation's commercially secured growth program; expected future growth and expansion opportunities; expectations about the Corporation's joint venture partners' ability to complete and finance projects under construction; expected closing of acquisitions and dispositions; estimated future dividends; recovery of the costs of the Canadian portion of the Line 3 Replacement Program (the "Canadian L3R Program"); expected expansion of the T-South System; expected capacity of the Hohe See Expansion Offshore Wind Project; expected costs in connection with Line 6A and Line 6B crude oil releases; expected effect of Aux Sable Consent Decree; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; this offering, including the closing date thereof, the expected use of proceeds and dividends; expectations regarding the impact of the Merger Transaction including the combined Corporation's scale, financial flexibility, growth program, future business prospects and performance; impact of the Canadian L3R Program on existing integrity programs; dividend payout policy; dividend growth and dividend payout expectation; and expectations on impact of hedging program.

        Although the Corporation believes these forward looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids ("NGL") and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Corporation's projects; anticipated in-service dates; weather; the timing and completion of this offering, including the receipt of regulatory approvals; the realization of anticipated benefits and synergies of the Merger Transaction, governmental legislation, acquisitions and the timing thereof; the success of integration plans; impact of the dividend policy on the Corporation's future cash flows; credit ratings; capital project funding; expected earnings/(loss) or adjusted earnings/(loss); expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward looking statements, as they may impact current and future levels of demand for the Corporation's services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Corporation operates and may impact levels of demand for the Corporation's services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward looking statement cannot be determined with certainty, particularly with respect to the impact of the Merger Transaction on the Corporation; expected EBIT, adjusted EBIT, earnings(/loss), adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer, government and regulatory approvals on construction and in-service schedules and cost recovery regimes.

        The Corporation's forward-looking statements are subject to risks and uncertainties pertaining to the impact of the Merger Transaction, operating performance, regulatory parameters, dividend policy, project approval and support, renewals of rights of way, weather, economic and competitive conditions, public opinion, changes in tax laws and tax rates, changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in the prospectus and this prospectus supplement and in documents incorporated by reference into the prospectus and this prospectus supplement. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and the Corporation's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by applicable law, the Corporation assumes no obligation to publicly update or revise any forward-looking statements made in the prospectus and this prospectus supplement or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to the Corporation or persons acting on the Corporation's behalf, are expressly qualified in their entirety by these cautionary statements.

        For more information on forward-looking statements, the assumptions underlying them, and the risks and uncertainties affecting them, see "Special Note Regarding Forward-Looking Statements" in the prospectus and "Risk Factors" in this prospectus supplement and the prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of the Corporation, filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying prospectus:

  •
  annual information form of the Corporation dated February 17, 2017 for the year ended December 31, 2016, included as an exhibit to the Corporation's Form 40-F for the year ended December 31, 2016, filed with the SEC on February 17, 2017;

  •
  consolidated comparative financial statements of the Corporation as at and for the years ended December 31, 2016 and 2015 and the auditors' report thereon, prepared in accordance with U.S. GAAP, filed on Form 6-K with the SEC on April 6, 2017;

  •
  management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2016, filed on Form 6-K with the SEC on April 6, 2017;

  •
  unaudited interim consolidated comparative financial statements of the Corporation as at and for the three and six months ended June 30, 2017, prepared in accordance with U.S. GAAP, filed on Form 6-K with the SEC on August 3, 2017;

  •
  management's discussion and analysis of financial condition and results of operations for the three and six month period ended June 30, 2017, filed on Form 6-K with the SEC on August 3, 2017;

  •
  business acquisition report ("BAR") of the Corporation dated May 10, 2017 relating to the acquisition by the Corporation, effective February 27, 2017, of all the outstanding common stock of Spectra Energy Corp ("Spectra Energy") pursuant to a stock-for-stock merger transaction (the "Merger Transaction") filed on Form 6-K with the SEC on June 2, 2017, and consent of Deloitte & Touche LLP to inclusion herein of their report included in the BAR, filed on Form 6-K/A with the SEC on June 12, 2017;

  •
  material change report of the Corporation dated March 3, 2017 relating to the completion of the Merger Transaction, filed on Form 6-K with the SEC on March 6, 2017;

  •
  management information circular of the Corporation dated March 13, 2017 relating to the annual meeting of the shareholders of the Corporation held on May 11, 2017, filed on Form 6-K with the SEC on April 6, 2017; and

  •
  management information circular of the Corporation dated November 10, 2016 relating to the special meeting of shareholders held on December 15, 2016 (the "Transaction Circular"), filed on Form 6-K with the SEC on November 15, 2016.

        The fairness opinion prepared by RBC Dominion Securities Inc. dated September 5, 2016 appended as Appendix D to the Transaction Circular and the summaries thereof at pages 23 and 66 to 67 of the Transaction Circular are not incorporated into this prospectus supplement or the prospectus. The fairness opinion prepared by Credit Suisse Securities (Canada), Inc. dated September 5, 2016 appended as Appendix C to the Transaction Circular and the summaries thereof at pages 22 to 23 and 66 of the Transaction Circular are not incorporated into this prospectus supplement or the prospectus.

        Any documents of the type referred to above, and material change reports (excluding confidential material change reports) subsequently filed by the Corporation with the various securities commissions or similar regulatory authorities in each of the provinces of Canada after the date of this prospectus supplement and prior to the termination of any offering of Securities shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and the registration statement of which this prospectus supplement and the accompanying prospectus form a part, if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K and its annual report on Form 40-F (and amendment thereto) are available on the SEC's website at www.sec.gov.

        Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. For the avoidance of doubt, the financial statements of Spectra Energy as well as the pro forma financial statements forming part of and contained in the Transaction Circular, including the summary descriptions thereof, do not form part of this prospectus supplement as such financial information was modified and superseded by the financial information forming part of and contained within the BAR.

        In addition, any template version of any other marketing materials filed with the securities commission or similar authority in each of the provinces of Canada in connection with this offering after the date hereof but prior to the termination of the distribution of the securities under this prospectus supplement is deemed to be incorporated by reference herein and in the prospectus.

        Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Corporate Secretary of Enbridge Inc., Suite 200, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8 (telephone (403) 231-3900).

SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Notes. You should read this entire prospectus supplement and the accompanying prospectus carefully.

 The Corporation

        Enbridge was incorporated under the Companies Ordinance of the Northwest Territories and was continued under the Canada Business Corporations Act. The Corporation is a leading North American energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. As a transporter of energy, the Corporation delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for approximately 65% of United States-bound Canadian crude oil exports. The Corporation also moves approximately 20% of all natural gas consumed in the United States, serving key supply basins and demand markets. As a distributor of energy, the Corporation's regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, the Corporation has a growing involvement in electricity infrastructure with interests in more than 2,500 megawatts (net) of renewable generating capacity, and an expanding offshore wind portfolio in Europe.

        Enbridge is a public company trading on both the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol "ENB". Enbridge's principal executive offices are located at Suite 200, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, and its telephone number is (403) 231-3900.

The Offering

Issuer	Enbridge Inc.
Securities Offered	US$700,000,000 aggregate principal amount of our Floating Rate Senior Notes due 2020.
Maturity Date	The Notes will mature on January 10, 2020.
Interest

Interest will accrue on the Notes from October 10, 2017 at a floating rate equal to the 3-month LIBOR, determined as of two London business days prior to the original issue date and reset quarterly as of two London business days prior to such reset date on January 10, April 10, July 10 and October 10 of each year, plus 40 basis points per annum.

Interest Payment Dates	Interest on the Notes will be payable quarterly in arrears on January 10, April 10, July 10 and October 10 of each year, beginning on January 10, 2018.
Ranking

The Notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. Our business operations are conducted substantially through our subsidiaries and through partnerships and joint ventures. The Notes will be structurally subordinated to all existing and future liabilities of those subsidiaries, partnerships and joint ventures. See "Description of the Notes — General" in this prospectus supplement.

Optional Redemption	Other than as described in "Description of the Notes — Redemption — Tax Redemption" in this prospectus supplement, the Notes are not redeemable prior to maturity.
Change in Tax Redemption

We may redeem the Notes, in whole but not in part, at the redemption price described in this prospectus supplement at any time in the event certain changes affecting Canadian withholding tax occur. See "Description of the Notes — Redemption — Tax Redemption".

Sinking Fund	The Notes will not be entitled to the benefits of a sinking fund.
Use of Proceeds

We estimate that the net proceeds of the offering of the Notes, after deducting underwriting commissions and the estimated expenses of the offering, will be approximately US$697,516,000. We intend to use the net proceeds from this offering to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes. See "Use of Proceeds" in this prospectus supplement.

Additional Amounts

Any payments made by us with respect to the Notes of a series will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of Notes of a series, we will pay the additional amounts necessary so that the net amounts received by the holders of such Notes after such withholding or deduction is not less than the amounts that such holders would have received in the absence of the withholding or deduction. See "Description of the Notes — Payment of Additional Amounts."

Form

The Notes will be represented by fully registered global Notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See "Description of the Notes — Book-Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement, Notes in certificated form will not be issued.

Governing Law	The Notes and the indenture governing the Notes will be governed by the laws of the State of New York.

RISK FACTORS

        You should consider carefully the following risks and other information contained in and incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding to invest in the Notes. The following risks and uncertainties could materially and adversely affect our financial condition and results of operations. In that event, the value of our securities, including the Notes, or our ability to meet our obligations under the Notes, may be adversely affected.

 Risks Related to the Notes

We are a holding company and as a result are dependent on our subsidiaries to generate sufficient cash and distribute cash to us to service our indebtedness, including the Notes.

        Our ability to make payments on our indebtedness, fund our ongoing operations and invest in capital expenditures and any acquisitions will depend on our subsidiaries' ability to generate cash in the future and distribute that cash to us. It is possible that our subsidiaries may not generate cash from operations in an amount sufficient to enable us to service our indebtedness, including the Notes. The Notes are U.S. dollar-denominated obligations and a substantial portion of our subsidiaries' revenues are denominated in Canadian dollars. Fluctuations in the exchange rate between the U.S. and Canadian dollar may adversely affect our ability to service or refinance our U.S. dollar-denominated indebtedness, including the Notes.

The Notes are structurally subordinated to the indebtedness of our subsidiaries.

        The Notes are not guaranteed by our subsidiaries (including partnerships and joint ventures through which we conduct business) and are thus structurally subordinated to all of the debt of these subsidiaries, partnerships and joint ventures. The Corporation's interests in its subsidiaries and the partnerships and joint ventures through which it conducts business generally consist of equity interests, which are residual claims on the assets of those entities after their creditors are satisfied. As at June 30, 2017, the long-term debt (excluding current portion, as well as guarantees and intercompany obligations between the Corporation and its subsidiaries) of the Corporation's subsidiaries totaled approximately $44,038 million.

        The indenture governing the Notes restricts our ability to incur liens, but places no such restriction on our subsidiaries or the partnerships and joint ventures through which we conduct business. Holders of parent company indebtedness that is secured by parent company assets will have a claim on the assets securing the indebtedness that is prior in right of payment to our general unsecured creditors, including you as a holder of the Notes. The indenture governing the Notes permits us to incur additional liens as described under "Description of the Notes — Covenants — Limitation on Security Interests" in this prospectus supplement.

The amount of interest payable on the Notes is set only once per period based on the three-month LIBOR on the interest determination date, which rate may fluctuate significantly.

        In the past, the level of three-month LIBOR has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of three-month LIBOR are not necessarily indicative of future levels. Any historical upward or downward trend in three-month LIBOR is not an indication that three-month LIBOR is more or less likely to increase or decrease at any time during a floating rate interest period, and you should not take the historical levels of three-month LIBOR as an indication of its future performance. You should further note that although actual three-month LIBOR on an interest payment date or at other times during an interest period may be higher than three-month LIBOR on the applicable interest determination date, you will not benefit from three-month LIBOR at any time other than on the interest determination date for such interest period. As a result, changes in three- month LIBOR may not result in a comparable change in the market value of the Notes. Additionally, if LIBOR quotes are not available to be calculated in accordance with the terms of the Notes on an interest determination date, three-month LIBOR for the immediately following interest period will remain fixed at three-month LIBOR that was in effect for the prior interest period, until such period as such LIBOR quotes are available.

Changes in banks' inter-bank lending rate reporting practices or the method pursuant to which LIBOR is determined may adversely affect the value of the Notes.

        LIBOR and other indices which are deemed "benchmarks" are the subject of recent national, international, and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or have other consequences which cannot be predicted.

        In particular, regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting criminal and civil investigations into whether the banks that contribute information to the British Bankers Association (the "BBA") in connection with the daily calculation of LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR. Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR after 2021. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be implemented in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the trading market for notes the interest on which is determined by reference to LIBOR, including the Notes issued pursuant to this prospectus supplement.

        More generally, any of the above changes or any other consequential changes to LIBOR or any other "benchmark" as a result of international, national, or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes, could have a material adverse effect on the value of and return on any notes based on or linked to a "benchmark".

Risks Related to our Business

        You should carefully consider the risks identified and discussed in the management's discussion and analysis of financial condition and results of operation for the year ended December 31, 2016, which is incorporated herein by reference (the page references below are to the management's discussion and analysis of financial condition and results of operation for the year ended December 31, 2016 filed with the SEC (filed on Form 6-K with the SEC on April 6, 2017) at www.sec.gov):

        Liquids Pipelines — Business Risks (pages 63 to 65); Gas Distribution — Business Risks (pages 68 to 69); Gas Pipelines & Processing (including Aux Sable — Business Risks (page 73); Alliance Pipeline — Business Risks (pages 74 to 75); Vector Pipeline — Business Risks (page 76); Canadian Midstream — Business Risks (page 77); Enbridge Offshore Pipelines — Business Risks (page 78); US Midstream — Business Risks (page 79)); Green Power and Transmission — Business Risks (page 82); Energy Services — Business Risks (page 83); Risk Management and Financial Instruments (pages 97 to 99); and General Business Risks (pages 99 to 102).

Risks Related to the Merger Transaction and Integration of Spectra Energy's Business

        You should carefully consider the risks relating to the Merger Transaction and Spectra Energy's business identified and discussed in:

          (1)   the management's discussion and analysis of financial condition and results of operation for the year ended December 31, 2016, which is incorporated herein by reference (the page references below are to the management's discussion and analysis of financial condition and results of operation for the year ended December 31, 2016 filed with the SEC (filed on Form 6-K with the SEC on April 6, 2017) at www.sec.gov):

          General Business Risks — Strategic and Commercial Risks (pages 99 to 101);

          (2)   the management's discussion and analysis of financial condition and results of operations for the three and six month period ended June 30, 2017, which is incorporated herein by reference (the page references below are to the management's discussion and analysis of financial condition and results of operations for the three and six month period ended June 30, 2017 filed with the SEC (filed on Form 6-K with the SEC on August 3, 2017) at www.sec.gov):

          US Gas Transmission — Business Risks (pages 25 to 26); and Canadian Midstream — Business Risks (page 27); and

          (3)   the Transaction Circular, which is incorporated herein by reference (the page references below are to the Transaction Circular filed with the SEC (filed on Form 6-K with the SEC on November 15, 2016) at www.sec.gov):

          Risk Factors — Risks Relating to the Merger — The combined company may not realize all of the anticipated benefits of the Merger (pages 32 to 33); Risk Factors — Risks Relating to the Merger — Significant demands will be placed on Enbridge as a result of the Merger (page 34); Risk Factors — Risks Relating to the Merger — Additional capital requirements (page 34); Risk Factors — Risks Relating to the Merger — The credit rating of the combined company will be subject to ongoing evaluation (page 34); Risk Factors — Risks Relating to the Merger — The unaudited pro forma condensed consolidated financial information of Spectra Energy and Enbridge is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the merger (pages 34 to 35); Risk Factors — Risks Relating to the Merger — Future changes to Canadian, U.S. and foreign tax laws could adversely affect the combined company (page 36); and Risk Factors — Risks Relating to Spectra Energy's Business (page 38).

CONSOLIDATED CAPITALIZATION

        The following table summarizes our consolidated capitalization as of June 30, 2017 on an actual basis and on an as adjusted basis to give effect to the issuance and sale of the Notes offered by this prospectus supplement. You should read this table together with our unaudited consolidated financial statements for the three and six months ended June 30, 2017 and the unaudited pro forma condensed consolidated financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. All U.S. dollar amounts in the following table have been converted to Canadian dollars using the exchange rate on June 30, 2017 of US$0.7706 per $1.00.

	As of June 30, 2017
	Actual	As Adjusted for the Notes
	(millions of dollars)
Long-term debt (excluding current portion)(1)	$62,081 (2)	$62,081 (2)
Notes offered hereby (US$700,000,000)	—	908

Total long-term debt	62,081	62,989
Shareholders' equity:
Preferred shares	7,255	7,255
Common shares	48,504	48,504
Additional paid-in capital	3,079	3,079
Deficit	(465)	(465)
Accumulated other comprehensive income	408	408
Reciprocal shareholding	(102)	(102)

Total Enbridge Inc. shareholders' equity	58,679	58,679

Total capitalization	$120,760	$121,668

(1)
As at June 30, 2017, long-term debt included $13,377 million of outstanding commercial paper borrowings and credit facility draws.

(2)
Does not reflect (i) the issuance on July 7, 2017 of US$1,400,000,000 aggregate principal amount of senior unsecured notes, the issuance on July 14, 2017 of US$1,000,000,000 aggregate principal amount of fixed-to-floating rate subordinated notes and the issuance on September 26, 2017 of $1,000,000,000 aggregate principal amount of fixed-to-floating rate subordinated notes, (ii) the purchases by Spectra Energy Capital, LLC for US$267,287,000 of its senior unsecured notes, pursuant to a cash tender offer which expired on July 6, 2017 and US$761,071,000 of its senior unsecured notes, pursuant to a cash tender offer, which expired on July 25, 2017, (iii) the redemption by Spectra Energy Capital, LLC of US$232,713,000 of its senior unsecured notes on September 8, 2017, or (iv) the decrease in commercial paper, letters of credit and credit facility draws by approximately $779 million which occurred subsequent to June 30, 2017.

 USE OF PROCEEDS

        We estimate that the net proceeds of this offering of the Notes, after deducting underwriting commissions and the estimated expenses of this offering, will be approximately US$697,516,000. We intend to use the net proceeds from this offering to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates. The Corporation may invest funds that it does not immediately require in short term marketable debt securities.

 EARNINGS COVERAGE RATIOS

        The following earnings coverage ratios for the Corporation have been calculated on a consolidated basis for the respective 12 month periods ended June 30, 2017 and December 31, 2016 and are derived from unaudited financial information for the 12 month period ended June 30, 2017 and audited financial information for the 12 month period ended December 31, 2016, in each case prepared in accordance with U.S. GAAP.

        A third earnings coverage ratio has been included that gives pro forma effect to the Merger Transaction on the same basis as in the Corporation's unaudited pro forma condensed consolidation statement of earnings for the year ended December 31, 2016 included in the BAR.

        The following ratios give pro forma effect to this offering of Notes and the issuance by the Corporation from time to time of preference shares and debt securities since June 30, 2017 and December 31, 2016, in the case of the June 30, 2017 and December 31, 2016 earnings coverage ratios, respectively, including:

  •
  the issuance by the Corporation of $750,000,000 aggregate principal amount of unsecured floating rate notes pursuant to a first pricing supplement dated May 19, 2017, the issuance by the Corporation of $450,000,000 aggregate principal amount of 3.19% unsecured medium term notes pursuant to a second pricing supplement dated June 6, 2017, the issuance by the Corporation of $450,000,000 aggregate principal amount of 3.20% unsecured medium term notes pursuant to a third pricing supplement dated June 6, 2017, the issuance by the Corporation of $300,000,000 aggregate principal amount of 4.57% unsecured medium term notes pursuant to a fourth pricing supplement dated June 6, 2017, the issuance by the Corporation of US$500,000,000 aggregate principal amount of unsecured floating rate notes pursuant to a prospectus supplement dated June 12, 2017, the issuance by the Corporation of US$1,400,000,000 aggregate principal amount of unsecured medium term notes pursuant to a prospectus supplement dated June 27, 2017, the issuance by the Corporation of US$1,000,000,000 aggregate principal amount of 5.50% fixed-to-floating rate subordinated notes, series 2017-A due 2077 pursuant to a prospectus supplement dated July 10, 2017 and the issuance by the Corporation of $1,000,000,000 aggregate principal amount of 5.375% fixed-to-floating rate subordinated notes series 2017-B due 2077 pursuant to a prospectus supplement dated September 21, 2017;

  •
  the conversion of 1,730,188 of the Corporation's outstanding Series B Preference Shares into Series C Preference Shares on June 1, 2017, in accordance with the rights, privileges, restrictions and conditions attached to the Series B Preference Shares;

  •
  the issuance by Spectra Energy Partners, LP of US$400,000,000 aggregate principal amount of senior unsecured floating rate notes pursuant to a prospectus supplement dated June 2, 2017;

  •
  the purchases by Spectra Energy Capital, LLC of US$267,287,000 of its senior unsecured notes pursuant to a cash tender offer which expired on July 6, 2017 and US$761,071,000 of its senior unsecured notes pursuant to cash tender offers which expired on July 25, 2017; and

  •
  the redemption by Spectra Energy Capital, LLC of US$232,713,000 of its senior unsecured notes on September 8, 2017.

        Adjustments for normal course issuances and repayments of debt subsequent to June 30, 2017 and December 31, 2016 would not materially affect the ratios and, as a result, have not been made. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods.

Twelve Month Period Ended
	June 30, 2017	December 31, 2016	Giving pro forma effect to the Merger Transaction December 31, 2016
Earnings coverage(1)	1.5 times	1.5 times	1.9 times

Note:

(1)
Earnings coverage on a net earnings basis is equal to earnings attributable to the Corporation plus net interest expense and income taxes divided by net interest expense plus capitalized interest and preference share dividend obligations.

        The Corporation evaluates its performance using a variety of measures. The earnings coverage discussed above is not defined under U.S. GAAP and, therefore, should not be considered in isolation or as an alternative to, or more meaningful than, net earnings as determined in accordance with U.S. GAAP as an indicator of the Corporation's financial performance or liquidity. This measure is not necessarily comparable to a similarly titled measure of another company.

        The Corporation's dividend requirements on all of its preference shares, after giving pro forma effect to the conversion of certain preference shares in accordance with their terms, adjusted for changes in dividend amounts on certain preference shares that took effect as a result of dividend rate adjustments in accordance with the terms of such preference shares and adjusted to a before tax equivalent using an effective income tax recovery rate of 7% at June 30, 2017, amounted to approximately $335 million for the 12 months ended June 30, 2017. The Corporation's interest requirements amounted to approximately $2,505 million for the 12 months ended June 30, 2017. The Corporation's earnings before interest and income tax for the 12 months ended June 30, 2017 were approximately $4,318 million, which is 1.5 times the Corporation's aggregate dividend and interest requirements for this period.

        The Corporation's dividend requirements on all of its preference shares, adjusted to a before tax equivalent using an effective income tax expense rate of 6% at December 31, 2016, amounted to approximately $313 million for the 12 months ended December 31, 2016. The Corporation's interest requirements amounted to approximately $2,135 million for the 12 months ended December 31, 2016. The Corporation's earnings before interest and income taxes for the 12 months ended December 31, 2016 were approximately $3,780 million, which is 1.5 times the Corporation's aggregate dividend and interest requirements for this period.

        The Corporation's dividend requirements on all of its preference shares, adjusted to a before tax equivalent using a pro forma effective income tax expense rate of 11% at December 31, 2016, amounted to approximately $332 million for the 12 months ended December 31, 2016. The Corporation's interest requirements, including giving pro forma effect to the Merger Transaction, amounted to approximately $2,762 million for the 12 months ended December 31, 2016. The Corporation's earnings before interest and income taxes, including giving pro forma effect to the Merger Transaction, for the 12 months ended December 31, 2016 were approximately $5,772 million, which is 1.9 times the Corporation's aggregate pro forma dividend and interest requirements for this period.

DESCRIPTION OF THE NOTES

        The following description of the terms of the Notes supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of debt securities under the heading "Description of Debt Securities" in the accompanying prospectus, and should be read in conjunction with that description. In this section, the terms "Corporation" and "Enbridge" refer only to Enbridge Inc. and not to its subsidiaries.

        The Notes will be issued under an indenture (as amended and supplemented, the "Indenture"), dated as of February 25, 2005, between the Corporation and Deutsche Bank Trust Company Americas, as Trustee. The Trustee will initially serve as paying agent for the Notes. The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture.

General

        The Trustee under the Indenture is referred to in this section as the "Trustee," which term shall include, unless the context otherwise requires, its successors and assigns. Capitalized terms used but not defined in this section shall have the meanings given to them in the Indenture.

        The Notes will be direct, unsecured and unsubordinated obligations of the Corporation, issued under the Indenture and will rank equally with all other existing and future unsecured and unsubordinated indebtedness of the Corporation other than preferred claims imposed by statute. In addition, our business operations are conducted substantially through our subsidiaries and through partnerships and joint ventures. The Notes will be structurally subordinated to all existing and future liabilities of these subsidiaries, partnerships and joint ventures. As of June 30, 2017, the long-term debt (excluding current portion, as well as guarantees and intercompany obligations between the Corporation and its subsidiaries) of the Corporation's subsidiaries totaled approximately $44,038 million. At June 30, 2017, as determined under U.S. GAAP, the Corporation's total consolidated long-term debt and long-term debt due within one year was, in aggregate principal amount, approximately $64,688 million (excluding the Notes and the Corporation's proportionate share of non-recourse debt of joint ventures), none of which was secured debt. There are no terms of the Indenture that limit the ability of the Corporation or its subsidiaries, partnerships or joint ventures to incur additional indebtedness, including in the case of the Corporation and its subsidiaries, partnerships and joint ventures, indebtedness that ranks, either effectively or by contract, senior to the Notes. See "— Covenants".

        The Notes will be denominated in U.S. dollars, and payments of principal of, and premium, if any, and interest on, the Notes will be made in U.S. dollars in the manner and on terms set out in the Indenture.

        The Notes will be issued as a series of debt securities under the Indenture in an initial aggregate principal amount of US$700 million. The Notes will mature on January 10, 2020.

        The Notes will bear interest at a rate of three-month LIBOR (as defined below) plus 0.40% per annum (40 basis points) for the applicable interest period. Interest on the Notes will accrue from October 10, 2017 and will be payable quarterly in arrears on January 10, April 10, July 10 and October 10 of each year, beginning on January 10, 2017; provided, that if any interest payment date would otherwise be a day that is not a Business Day (as defined below) (other than the interest payment date that is also the maturity date), the interest payment date will be postponed to the immediately succeeding day that is a Business Day, except that if that Business Day is in the immediately succeeding calendar month, the interest payment date shall be the immediately preceding Business Day. If the maturity date is not a Business Day, payment of principal and interest will be made on the next succeeding Business Day, and no interest will accrue for the period from and after the maturity date.

        We will make each interest payment to the holders of record of the Notes at the close of business on the January 1, April 1, July 1 and October 1 preceding such interest payment date (whether or not a Business Day). Interest will be computed and paid on the basis of a 360-day year consisting of twelve 30-day months.

        "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York and in the applicable Place of Payment, if other than The City of New York, are authorized or obligated by law or executive order to close. The initial Places of Payment for the notes will be the Trustee's corporate trust office in The City of New York and the Corporation's corporate headquarters in Calgary.

        "London business day" means a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

        The interest rate on the Notes will be reset quarterly on January 10, April 10, July 10 and October 10 of each year, as applicable (each, an "interest reset date"). The Notes will bear interest at a rate of three-month LIBOR for the applicable interest period or initial interest period (each as defined below) plus 0.40% per annum (40 basis points); provided, that the rate shall not be less than 0.00%. The interest rate for the initial interest period will be three-month LIBOR, determined as of two London business days prior to the original issue date, plus 0.40% per annum (40 basis points). The "initial interest period" will be the period from and including the original issue date to but excluding the initial interest payment date. Thereafter, each "interest period" will be the period from and including an interest payment date to but excluding the immediately succeeding interest payment date; provided, that the final interest period for the Notes will be the period from and including the interest payment date immediately preceding the maturity date of such Notes to but excluding the maturity date.

        If any interest reset date would otherwise be a day that is not a Business Day, the interest reset date will be postponed to the immediately succeeding day that is a Business Day, except that if that Business Day is in the immediately succeeding calendar month, the interest reset date shall be the immediately preceding Business Day.

        The interest rate in effect on each day will be (i) if that day is an interest reset date, the interest rate determined as of the interest determination date (as defined below) immediately preceding such interest reset date or (ii) if that day is not an interest reset date, the interest rate determined as of the interest determination date immediately preceding the most recent interest reset date or the original issue date, as the case may be.

        The interest rate applicable to each interest period commencing on the related interest reset date, or the original issue date in the case of the initial interest period, will be the rate determined as of the applicable interest determination date. The "interest determination date" will be the second London business day immediately preceding the original issue date, in the case of the initial interest period, or thereafter, the second London business day immediately preceding the immediately preceding interest reset date.

        The Trustee, or its successor appointed by us, will act as calculation agent. "Three-month LIBOR" will be determined by the calculation agent as of the applicable interest determination date in accordance with the following provisions:

  a.
  On each interest determination date, the calculation agent will determine the rate for offered deposits in U.S. dollars in the London interbank market having a maturity of three months which appears on the Telerate Screen Page 3750 (as defined below), as of 11:00 A.M., London time, on such interest determination date.

  b.
  If such rate does not appear on the Telerate Screen Page 3750, or the Telerate Screen Page 3750 is unavailable, the calculation agent will request each of four major banks in the London interbank market selected by the Corporation (the "Reference Banks") to provide the calculation agent with its offered quotation (expressed as a rate per annum) for three-month deposits in U.S. dollars to leading banks in the London interbank market at approximately 11:00 a.m., London time, on the interest determination date. If at least two such quotations are provided, LIBOR in respect of such interest determination date will be the arithmetic mean (rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards) of such quotations.

  c.
  If fewer than two quotations are provided, LIBOR in respect of such interest determination date will be the arithmetic mean (rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards) of the rates quoted by three major banks in The City of New York selected by the Corporation, at approximately 11:00 A.M., New York City time, on such interest determination date for loans in U.S. dollars to leading European banks having a maturity of three months commencing on the second London business day immediately following such interest determination date and in a principal amount of not less than $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if fewer than three banks selected as aforesaid by the calculation agent are quoting as mentioned in this sentence, LIBOR will be LIBOR in effect on such interest determination date.

        All percentages resulting from any calculation of any interest rate for the Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward. Any percentage resulting from any calculation of any interest rate for the Notes less than 0.00% will be deemed to be 0.00% (or .0000). Promptly upon such determination, the calculation agent shall notify us of the interest rate for the new interest period. Upon request of a holder of the Notes, the calculation agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next interest period.

        If the rate for deposits in U.S. dollars having a three-month maturity that initially appears on the Telerate Screen Page 3750 as of 11:00 A.M., London time, on the related Interest Determination Date is superseded on the Telerate Screen Page 3750 by a corrected rate before 12:00 noon, London time, on such Interest Determination Date, the corrected rate as so substituted on the Telerate Screen Page 3750 will be the applicable LIBOR for such Interest Determination Date.

        "Telerate Screen Page 3750" shall mean the display designated as the page for LIBOR on the Moneyline Telerate Service (or such other page as may replace the LIBOR page on that service or any successor service for the purpose of displaying London interbank offered rates of major banks).

        All calculations made by the calculation agent for the purposes of calculating interest on the Notes shall be conclusive and binding on the holders and us, absent manifest errors.

        The interest rate on the Notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application. Additionally, the interest rate on the Notes will in no event be lower than zero.

        The provisions of the Indenture relating to the payment of additional amounts in respect of Canadian withholding taxes in certain circumstances in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement will apply to the Notes. See "— Payment of Additional Amounts".

        The Notes will not be entitled to the benefit of any sinking fund. The Notes will not be convertible into other securities of the Corporation in lieu of payment of principal. The Notes will not be listed on any securities exchange or automated quotation system.

        The Notes will be subject to the provisions of the Indenture relating to Defeasance and Covenant Defeasance as described under the heading "— Defeasance."

        Payments of principal of, and premium, if any, and interest on, the Notes will be made by the Corporation through the Trustee to the Depositary. See "— Book-Entry System."

        The initial Places of Payment for the Notes will be the Trustee's corporate trust office in The City of New York and the Corporation's corporate headquarters in Calgary.

The Trustee

        Deutsche Bank Trust Company Americas (the "Trustee") is the Trustee under the Indenture governing the Notes. The Trustee is an affiliate of Deutsche Bank Securities Inc., an underwriter of the Notes. Under the Trust Indenture Act of 1939, as amended, due to this affiliation, if a default occurred on the Notes, Deutsche Bank Trust Company Americas would be required to resign as Trustee within 90 days of the default unless the default were cured, duly waived or otherwise eliminated. An affiliate of the Trustee is a lender under certain of the credit facilities of Enbridge and its subsidiary, Enbridge (U.S.) Inc., described under "Underwriting" in this prospectus supplement, and affiliates of the Trustee may have further commercial banking, advisory and other relationships with Enbridge and its subsidiaries.

Redemption

        Other than as described in "— Tax Redemption", the Notes are not redeemable prior to maturity.

Tax Redemption

        The Notes will be subject to redemption at any time at a redemption price equal to the principal amount of the Notes, together with accrued and unpaid interest to the date fixed for redemption, upon the giving of the notice as described above, if the Corporation (or its successor) determines that (1) as a result of (A) any amendment to or change (including any announced prospective change) in the laws or related regulations of Canada or of any applicable political subdivision or taxing authority or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority announced or becoming effective on or after the date hereof, the Corporation has or will become obligated to pay, on the next interest payment date for the Notes, additional amounts with respect to any Note as described under "— Payment of Additional Amounts", or (2) on or after the date of this Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court in, Canada or any applicable political subdivision or taxing authority, including any of those actions specified in (1) above, whether or not the action was taken or decision rendered with respect to the Corporation, or any change, amendment, application or interpretation is officially proposed, which, in the opinion of the Corporation's counsel, will result in the Corporation becoming obligated to pay, on the next interest payment date, additional amounts with respect to the Notes, and the Corporation has determined that the obligation cannot be avoided by the use of reasonable available measures. Notice of redemption of the Notes will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

        The Corporation will file with the Trustee, within 15 days after it files them with the SEC, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Corporation is required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. If the Corporation is not required to file such information, documents or reports with the SEC, then the Corporation will file with the Trustee such periodic reports as the Corporation files with the securities commission or corresponding securities regulatory authority in each of the Provinces of Canada within 15 days after it files them with such securities commissions or securities regulatory authorities.

Covenants

        The Indenture contains promises by the Corporation, called "covenants" for the benefit of the holders of the Notes. The Corporation will make the covenants described under the headings "— Limitation on Security Interests" and "— Other Indenture Covenants" for the holders of the Notes.

Limitation on Security Interests

        The Corporation agrees in the Indenture, for the benefit of the holders of the Notes, that it will not create, assume or otherwise have outstanding any Security Interest on its assets securing any Indebtedness unless the obligations of the Corporation in respect of the Notes then outstanding shall be secured equally and rateably therewith.

        This covenant has significant exceptions which allow the Corporation to incur or allow to exist over its properties and assets Permitted Encumbrances (as defined in the Indenture), which include, among other things:

  (a)
  Security Interests existing on the date of the first issuance of the Notes by the Corporation under the Indenture or arising after that date under contractual commitments entered into prior to that date;

  (b)
  Security Interests securing Purchase Money Obligations;

  (c)
  Security Interests securing Non-Recourse Debt;

  (d)
  Security Interests in favour of the Corporation's subsidiaries;

  (e)
  Security Interests existing on property of a corporation which is merged into, or amalgamated or consolidated with, the Corporation or the property of which is acquired by the Corporation;

  (f)
  Security Interests securing Indebtedness to banks or other lending institutions incurred in the ordinary course of business, repayable on demand or maturing within 18 months of incurrence or renewal or extension;

  (g)
  Security Interests on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations;

  (h)
  Security Interests in respect of:

  i.
  certain liens for taxes, assessments and workmen's compensation assessments, unemployment insurance or other social security obligations,

  ii.
  liens and certain rights under leases,

  iii.
  certain obligations affecting the property of the Corporation to governmental or public authorities, with respect to franchises, grants, licenses or permits and title defects arising because structures or facilities are on lands held by the Corporation under government grant, subject to a materiality threshold,

  iv.
  certain liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', labourers', materialmen's, warehousemen's, carriers' and other similar liens,

  v.
  certain rights of governmental or public authorities under statute or the terms of leases, licenses, franchises, grants or permits,

  vi.
  certain undetermined or inchoate liens incidental to the operations of the Corporation,

  vii.
  Security Interests contested in good faith by the Corporation or for which payment is deposited with the Trustee,

  viii.
  certain easements, rights-of-way and servitudes,

  ix.
  certain security to public utilities, municipalities or governmental or other public authorities,

  x.
  certain liens and privileges arising out of judgments or awards, and

  xi.
  other liens of a nature similar to those described above which do not in the opinion of the Corporation materially impair the use of the subject property or the operation of the business of the Corporation or the value of the property for the Corporation's business; and

  (i)
  extensions, renewals, alterations and replacements of the permitted Security Interests referred to above; provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased.

        In addition, the Indenture permits the Corporation to incur or allow to exist any other Security Interest or Security Interests if the amount of Indebtedness secured under the Security Interest or Security Interests does not exceed 5% of the Corporation's Consolidated Net Tangible Assets.

        The Indenture covenant restricting Security Interests will not restrict the Corporation's ability to sell its property and other assets and will not restrict any subsidiary of the Corporation from creating, assuming or otherwise having outstanding any Security Interests on its assets.

Other Indenture Covenants

        The Corporation will covenant with respect to the Notes to (1) duly and punctually pay amounts due on the Notes; (2) maintain an office or agency where the Notes may be presented or surrendered for payment, where the Notes may be surrendered for registration of transfer or exchange and where notices and demands to the Corporation may be served; (3) deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate stating whether or not the Corporation is in default under the Indenture; (4) pay before delinquency, taxes, assessments and governmental charges and lawful claims for labour, materials and supplies which, if unpaid, might by law become a lien upon the property of the Corporation, subject to the right of the Corporation to contest the validity of a charge, assessment or claim in good faith; and (5) maintain and keep in good condition properties used or useful in the conduct of its business and make necessary repairs and improvements as in the judgment of the Corporation are necessary to carry on the Corporation's business; provided, that the Corporation may discontinue operating or maintaining any of its properties if, in the judgment of the Corporation, the discontinuance is desirable in the conduct of the Corporation's business and not disadvantageous in any material respect to the holders of the Notes.

        Subject to the provision described under the heading "— Mergers, Consolidations and Sales of Assets" below, the Corporation will also covenant that it will do all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided that the Corporation is not required to preserve any right or franchise if the board of directors of the Corporation determines that preservation of the right or franchise is no longer desirable in the conduct of the business of the Corporation and that its loss is not disadvantageous in any material respect to the holders of the Notes.

Waiver of Covenants

        The Corporation may omit in any particular instance to comply with any term, provision or condition in any covenant for such series, if before the time for such compliance the holders of a majority of the principal amount of the outstanding Notes waive compliance with the applicable term, provision or condition.

Mergers, Consolidations and Sales of Assets

        The Corporation may consolidate or amalgamate with or merge into or enter into any statutory arrangement for such purpose with any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, so long as, among other requirements:

  (a)
  the successor to the consolidation, amalgamation, merger or arrangement is organized under the laws of Canada, or any Province or Territory, the United States of America, or any State or the District of Columbia, and expressly assumes the obligation to pay the principal of and any premium and interest on all of the Notes and perform or observe the covenants and obligations contained in the Indenture;

  (b)
  immediately after giving effect to the transaction, no Event of Default, or event which, after notice or lapse of time or both, would become an Event of Default, will have happened and be continuing; and

  (c)
  if, as a result of any such consolidation, amalgamation, merger or arrangement, properties or assets of the Corporation would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Indenture, the Corporation or such successor, as the case may be, shall take such steps as shall be necessary effectively to secure the Notes equally and ratably with (or prior to) all indebtedness secured thereby.

        Upon any consolidation, amalgamation, merger or arrangement of the Corporation or conveyance, transfer or lease of properties and assets of the Corporation substantially as an entirety, the successor to the Corporation will succeed to every right and power of the Corporation under the Indenture, and the Corporation will be relieved of all obligations and covenants under the Indenture and the Notes.

Payment of Additional Amounts

        The Corporation will, subject to the exceptions and limitations set forth below, pay to the holder of any Notes who is a non-resident of Canada under the Income Tax Act (Canada) such additional amounts as may be necessary so that every net payment on such Note, after deduction or withholding by the Corporation or any of its paying agents for or on account of any present or future tax, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed by the government of Canada (or any political subdivision or taxing authority thereof or therein) (collectively, "Canadian Taxes") upon or as a result of such payment, will not be less than the amount provided in the Notes (and the Corporation will remit the full amount withheld to the relevant authority in accordance with applicable law). However, the Corporation will not be required to make any payment of additional amounts:

  (a)
  to any person in respect of whom such taxes are required to be withheld or deducted as a result of such person or any other person that has a beneficial interest in respect of any payment under the Notes not dealing at arm's length with the Corporation (within the meaning of the Income Tax Act (Canada));

  (b)
  to any person by reason of such person being connected with Canada (otherwise than merely by holding or ownership of the Notes or receiving any payments or exercising any rights thereunder), including without limitation a non-resident insurer who carries on an insurance business in Canada and in a country other than Canada;

  (c)
  for or on account of any tax, assessment or other governmental charge which would not have been so imposed but for: (i) the presentation by the holder of such Notes or coupon for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later; or (ii) the holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from or a reduction in the rate of deduction or withholding of, any such taxes, assessment or charge;

  (d)
  for or on account of any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;

  (e)
  for or on account of any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment to a person on Notes if such payment can be made to such person without such withholding by at least one other paying agent the identity of which is provided to such person;

  (f)
  for or on account of any tax, assessment or other governmental charge which is payable otherwise than by withholding from a payment on Notes; or

  (g)
  for any combination of items (a), (b), (c), (d), (e) and (f);

nor will additional amounts be paid with respect to any payment on Notes to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such Notes.

        The Corporation will furnish to the holders of the Notes, within 30 days after the date of the payment of any Canadian Taxes is due under applicable law, certified copies of tax receipts or other documents evidencing such payment.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to the Notes, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context additional amounts are, were or would be payable in respect thereof.

Events of Default

        The following events are defined in the Indenture as "Events of Default" with respect to the Notes:

  (a)
  the failure of the Corporation to pay when due the principal of or premium (if any) on the Notes;

  (b)
  the failure of the Corporation, continuing for 30 days, to pay any interest due on the Notes;

  (c)
  the breach or violation of any covenant or condition (other than as referred to in (a) and (b) above), which continues for a period of 60 days after notice from the Trustee or from holders of at least 25% of the principal amount of all outstanding Notes, in either case, if such covenant or condition applies to the Notes;

  (d)
  default in payment at maturity, including any applicable grace period, or default in the performance or observance of any other covenant, term, agreement or condition, with respect to any single item of Indebtedness in an amount in excess of 5% of Consolidated Shareholders' Equity or with respect to more than two items of Indebtedness in an aggregate amount in excess of 10% of Consolidated Shareholders' Equity and, if such Indebtedness has not already matured in accordance with its terms, such indebtedness has been accelerated, if such Indebtedness has not been discharged or such acceleration shall not have been rescinded or annulled within a period of 10 days after there shall have been given, by registered or certified mail, to the Corporation by the Trustee or to the Corporation and the Trustee by the holders of at least 25% of the principal amount of the outstanding Notes a written notice specifying the default and requiring the Corporation to cause such Indebtedness to be discharged or cause such acceleration to be rescinded or annulled, provided that if the Indebtedness is discharged or the applicable default under the indebtedness is waived, then the Event of Default under the Indenture will be deemed waived;

  (e)
  certain events of bankruptcy, insolvency or reorganization involving the Corporation; or

  (f)
  any other Event of Default provided with respect to the Notes.

        If an Event of Default occurs and is continuing with respect to the Notes, then and in every such case the Trustee or the holders of at least 25% of the aggregate principal amount of the outstanding Notes may declare the entire principal amount of all of the Notes and all interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to the Notes has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Notes, by written notice to the Corporation and the Trustee under certain circumstances (which include payment or deposit with the Trustee of outstanding principal, premium and interest), may rescind and annul such acceleration.

        The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes.

        No holder of the Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes, (b) the holders of at least 25% of the aggregate principal amount of the outstanding Notes have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of Notes for the enforcement of payment of the principal of or any premium or interest on such Notes on or after the applicable due date specified in such Notes.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by the Corporation and the Trustee with the consent of the holders of a majority of the principal amount of the outstanding debt securities of each series issued under the Indenture (including the Notes) affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series: (1) change the stated maturity of the principal of, or any instalment of interest, if any, on any debt security; (2) reduce the principal amount of, or the premium, if any, or the rate of interest, if any, on any debt security; (3) change the place of payment; (4) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; (6) adversely affect any right to convert or exchange any debt security; (7) reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (8) modify the provisions of the Indenture relating to subordination in a manner that adversely affects the rights of the holders of debt securities; or (9) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

        The holders of a majority of the principal amount of the Notes may on behalf of the holders of the Notes waive, insofar as the Notes are concerned, compliance by the Corporation with certain restrictive provisions of the Indenture, including the covenants and events of default. The holders of a majority in principal amount of the Notes may waive any past default under the Indenture with respect to the Notes, except a default in the payment of the principal of (or premium, if any) and interest, if any, on the Notes or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note. The Indenture or the Notes may be amended or supplemented, without the consent of any holder of debt securities, in order, among other purposes, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any holder of Notes.

Defeasance

        The Indenture provides that, at its option, the Corporation will be discharged from any and all obligations in respect of the outstanding Notes upon irrevocable deposit with the Trustee, in trust, of money and/or United States government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding Notes ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of Notes or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things (1) the Corporation has delivered to the Trustee an opinion of counsel in the United States stating that (a) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (2) the Corporation has delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency ("CRA") to the effect that the holders of such outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Notes include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) the Corporation is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) the Corporation has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied. The Corporation may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Corporation meets the conditions described in the preceding sentence at the time the Corporation exercises the Defeasance option.

        The Indenture provides that, at its option, the Corporation may omit to comply with covenants, including the covenants described above under the heading "Covenants", and such omission shall not be deemed to be an Event of Default under the Indenture and the outstanding Notes upon irrevocable deposit with the Trustee, in trust, of money and/or United States government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding Notes ("Covenant Defeasance"). If the Corporation exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (1) the Corporation has delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (2) the Corporation has delivered to the Trustee an opinion of counsel in Canada or a ruling from the CRA to the effect that the holders of such outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) the Corporation is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) the Corporation has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied.

Book-Entry System

        The Notes will be represented by fully registered global securities (the "Global Securities") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depositary")), or such other name as may be requested by an authorized representative of the Depositary. The authorized denominations of each Note will be US$2,000 and integral multiples of US$1,000 in excess thereof. Accordingly, Notes may be transferred or exchanged only through the Depositary and its participants. Except as described below, owners of beneficial interests in the Global Securities will not be entitled to receive Notes in definitive form. Account holders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in the Depositary. So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have the Notes represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Notes of such series in definitive form and will not be considered the owners or holders thereof under the Indenture. Beneficial Owners (as defined below) will not receive certificates representing their ownership interests in the Notes except in the event that use of the book-entry system for the Notes is discontinued or if there shall have occurred and be continuing an Event of Default under the Indenture. The Depositary will have no knowledge of the actual beneficial owners of the Notes; the Depositary's records will reflect only the identity of the direct participants to whose accounts the Notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the Notes.

The Depositary

        The following is based on information furnished by the Depositary: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the SEC.

        Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the Notes will not receive Notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.

        To facilitate subsequent transfers, the Global Securities representing the Notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of the Notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Notes, such as redemptions, tenders, defaults and proposed amendments to the Indenture.

        Any redemption notices relating to the Notes will be sent to the Depositary. If less than all of the Notes are being redeemed, the Depositary may determine by lot the amount of the interest of each direct participant in the Notes to be redeemed. Neither the Depositary nor its nominee will consent or vote with respect to the Notes unless authorized by a direct participant in accordance with the Depositary's procedures. Under its procedures, the Depositary may send a proxy to the Corporation as soon as possible after the record date for a consent or vote. The proxy would assign the Depositary's nominee's consenting or voting rights to those direct participants to whose accounts the Notes are credited on the relevant record date.

        Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the Global Securities representing the Notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to the Corporation as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Principal, premium, if any, and interest payments on the Global Securities representing the Notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary). The Depositary's practice is to credit Direct Participants' accounts, upon the Depositary's receipt of funds and corresponding detail information from the Corporation or the Trustee, on the applicable payment date in accordance with their respective holdings shown on the Depositary's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is the responsibility of the Corporation or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Corporation or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each holder. No Global Security may be exchanged in whole or in part, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for the Global Security or its nominee unless (1) the Depositary (A) has notified the Corporation that it is unwilling or unable to continue as Depositary for the Global Security or (B) has ceased to be a clearing agency registered under the U.S. Exchange Act, or (2) there shall have occurred and be continuing an Event of Default under the Indenture. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the Notes, but the Corporation may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions. The Corporation shall not be required to: (i) issue, register the transfer of or exchange Notes during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of Notes to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange the Notes, or a portion thereof, called for redemption, except the unredeemed portion of the Notes being redeemed in part; or (iii) issue, register the transfer of or exchange any Notes which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

        The Corporation may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Notes in definitive form will be printed and delivered.

        Settlement for the Notes will be made in immediately available funds. Secondary market trading in the Notes will be settled in immediately available funds.

        The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes to the arrangements between the Corporation and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

Euroclear

        Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking, Finance and Insurance Commission (La Commission Bancaire, Financière et des Assurances) and the National Bank of Belgium (Banque Nationale de Belgique). Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates. Euroclear provides other services to its customers, including credit, custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several countries. Euroclear customers include banks, including central banks, securities brokers and dealers, trust companies and clearing corporations and may include certain other professional financial intermediaries. Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers. All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

        The information in this section concerning Euroclear has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes that may be instituted unilaterally by Euroclear.

Clearstream

        Clearstream is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry transfers between the accounts of its customers. This eliminates the need for physical movement of securities. Clearstream provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships. Clearstream's customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks. Indirect access to the Clearstream system is also available to others that clear through Clearstream customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

        The information in this section concerning Clearstream has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes that may be instituted unilaterally by Clearstream.

Global Clearance and Settlement Procedures

        Cross market transfers between persons holding directly or indirectly through the Depositary, on the one hand, and directly or indirectly through Euroclear or Clearstream, on the other, will be effected through the Depositary in accordance with Depositary rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Notes through the Depositary, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to the Depositary. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

        Because of time zone differences, credits of Notes received through Clearstream or Euroclear as a result of a transaction with a Depositary participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits or any transactions in such Notes settled during that processing will be reported to the relevant Euroclear participants or Clearstream participants on that following business day. Cash received in Clearstream or Euroclear as a result of sales of Notes by or through a Clearstream participant or a Euroclear participant to a Depositary participant will be received with value on the Depositary settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement with the Depositary.

        Although the Depositary, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depositary, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures and those procedures may be modified or discontinued at any time. Neither we nor the paying agent will have any responsibility for the performance by the Depositary, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

Consent to Jurisdiction and Service

        Under the Indenture, the Corporation agrees to appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its authorized agent for service of process in any suit or proceeding arising out of or relating to the Notes or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the city of New York, and irrevocably submits to such jurisdiction.

Governing Law

        The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Definitions

        The Indenture contains, among others, definitions substantially to the following effect:

        "Consolidated Net Tangible Assets" means all consolidated assets of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, less the aggregate of the following amounts reflected upon such balance sheet:

  (a)
  all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

  (b)
  to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this paragraph (b) to the extent that such amount reflects a decrease in value or periodic allocation of the cost of any asset referred to in paragraph (a) above;

  (c)
  minority interests;

  (d)
  non-cash current assets; and

  (e)
  Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing of such assets.

        "Consolidated Shareholders' Equity" means the aggregate amount of shareholders' equity (including, without limitation, common share capital, contributed surplus and retained earnings but excluding preferred share capital) of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation adjusted by the amount by which share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, the whole in accordance with Generally Accepted Accounting Principles.

        "Financial Instrument Obligations" means obligations arising under:

  (a)
  any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is interest rates or the price, value, or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

  (b)
  any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

  (c)
  any agreement for the making or taking of Petroleum Substances or electricity, any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is Petroleum Substances or electricity or the price, value or amount payable thereunder is dependent or based upon the price of Petroleum Substances or electricity or fluctuations in the price of Petroleum Substances or electricity, each as the case may be;

to the extent of the net amount due or accruing due by the Corporation thereunder (determined by marking-to-market the same in accordance with their terms).

        "Generally Accepted Accounting Principles" means generally accepted accounting principles which are in effect from time to time in Canada, including those accounting principles generally accepted in the United States of America from time to time, which Canadian corporations are permitted to use in Canada pursuant to Canadian law.

        "Indebtedness" means all items of indebtedness in respect of amounts borrowed and all Purchase Money Obligations which, in accordance with Generally Accepted Accounting Principles, would be recorded in the financial statements as at the date as of which such Indebtedness is to be determined, and in any event including, without duplication:

  (a)
  obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

  (b)
  guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

        "Non-Recourse Assets" means the assets created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances (other than in respect of false or misleading representations or warranties).

        "Non-Recourse Debt" means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refundings of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

        "Petroleum Substances" means crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur.

        "Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals, or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

        "Security Interest" means any security by way of assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not.

MATERIAL INCOME TAX CONSIDERATIONS

        Each of these summaries under this section "Material Income Tax Considerations" is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder and no representation is made with respect to the United States federal tax consequences or Canadian tax consequences to any particular holder. Accordingly, prospective purchasers are urged to consult their own tax advisor with respect to the United States federal tax consequences or Canadian tax considerations relevant to them, having regard to their particular circumstances.

Material United States Federal Income Tax Considerations

        This section describes the material United States federal income tax consequences of owning and disposing of the Notes we are offering. It applies only to holders who acquire Notes in the offering at the offering price and who hold their Notes as capital assets for United States federal income tax purposes. This section does not apply to members of a class of holders subject to special rules, such as a broker-dealer in securities, commodities, or currencies, a governmental organization, a trader in securities that elects to use a mark-to-market method of accounting, a bank, thrift or other financial institutions, a life insurance company, a tax-exempt organization, a real estate investment trust, a regulated investment company, a foreign person or entity, an insurance company, a person that owns Notes that are a hedge or that are hedged against interest rate risks, a person that owns Notes as part of a "straddle", "constructive sale", "hedge" or "conversion transaction" for United States federal income tax purposes, a person that purchases or sells Notes as part of a wash sale for United States federal income tax purposes, a tax deferred or other retirement account, a person holding Notes that are a hedge or that are hedged against interest rate risks, a partnership, S corporation or other pass-through entity, or a person whose functional currency for tax purposes is not the United States dollar. This section addresses only certain U.S. federal income tax consequences and does not address any state, local or non-U.S. tax consequences, or any tax consequences under the estate, gift or alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the "Code"). If Notes are purchased at a price other than the offering price, the amortizable bond premium or market discount rules may also apply. Holders should consult their own tax advisor regarding this possibility.

        This section is based on the Code, its legislative history, final, temporary and proposed regulations thereunder ("Treasury Regulations"), published rulings and court decisions, all as currently in effect on the date hereof. These laws are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. This discussion is not binding on the Internal Revenue Service (the "Service") and we have not sought and will not seek any rulings from the Service regarding the matters discussed below. There can be no assurance that the Service will not take positions that are different from those discussed below or that a United States court will not sustain such a challenge.

        All holders are urged to consult their own tax advisor concerning the consequences of owning these Notes in such holder's particular circumstances under the Code and the laws of any other taxing jurisdiction.

        This section applies only to United States holders. A United States holder is a beneficial owner of a Note that is (i) an individual who is a citizen or resident of the United States, as determined for United States federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate whose income is includible in gross income for United States federal income tax regardless of its source or (iv) a trust, if (a) a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        If a partnership (or other entity, organized within or without the United States, treated as a partnership for United States federal income tax purposes) holds Notes, the tax treatment of a partner as beneficial owner of Notes generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership (or other entity treated as a partnership for United States federal income tax purposes) holding the Notes is urged to consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Notes.

Payments of Interest

        United States holders will be taxed on interest on the Notes as ordinary income at the time the interest is received or when it accrues, depending on the holder's method of accounting for United States federal income tax purposes.

        Interest paid by us on the Notes is income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to a United States holder and will, depending on the United States holder's circumstances, be either "passive" or "general" category income for purposes of computing the foreign tax credit. The rules governing the United States foreign tax credit are complex, and you are urged to consult your tax advisor regarding the availability of claiming a United States foreign tax credit under your particular circumstances.

Purchase, Sale and Retirement of the Notes

        A United States holder's tax basis in a Note generally will be its cost. A United States holder will generally recognize capital gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be taxable as ordinary interest income to the extent not previously included in income), and such holder's tax basis in the Note. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the holder has a holding period greater than one year.

        Gain or loss on the sale or retirement of a Note generally will be treated as United States source income or loss for United States federal income tax purposes and for purposes of computing the United States foreign tax credit allowable to you, unless such gain or loss is attributable to an office or other fixed place of business outside of the United States and certain other conditions are met.

Medicare Tax

        A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Backup Withholding and Information Reporting

        For noncorporate United States holders, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to payments of principal and interest on a Note within the United States, including payments made by wire transfer from outside the United States to an account maintained in the United States, and the payment of the proceeds from the sale of a Note effected at a United States office of a broker. Additionally, backup withholding may apply to such payments if a noncorporate United States holder fails to provide an accurate taxpayer identification number, is notified by the Service that the holder has failed to report all interest and dividends required to be shown on the holder's United States federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.

Information with Respect to Foreign Financial Assets

        Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in certain circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. United States holders that are individuals are urged to consult their tax advisor regarding the application of this reporting requirement to their ownership of the Notes.

Material Canadian Income Tax Considerations

        In the opinion of McCarthy Tétrault LLP, our Canadian counsel, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") applicable to a purchaser of Notes pursuant to the prospectus and this prospectus supplement who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty (i) is not resident or deemed to be resident in Canada, (ii) deals at arm's length with and is not affiliated with the Corporation or any of its affiliates; (iii) deals at arm's length with any transferee who is resident or deemed to be resident in Canada and to whom the purchaser assigns or otherwise transfers the Note; (iv) is not a "specified shareholder" (as defined in subsection 18(5) of the Tax Act) of the Corporation or a person that does not deal at arm's length with a specified shareholder of the Corporation and (v) does not use or hold and is not deemed to use or hold a Note in carrying on business in Canada (a "Non-Resident Holder"). This summary is based on the current provisions of the Tax Act and the regulations thereunder, proposed amendments to the Tax Act and the regulations thereunder publicly announced prior to the date of this prospectus supplement (the "Proposed Amendments") and counsel's understanding of the current published administrative practices of the Canada Revenue Agency in effect as of the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Non-Resident Holder and does not anticipate any changes in law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. There can be no assurance that the Proposed Amendments will be enacted as proposed or at all. Special rules, which are not discussed below, may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere. This summary assumes that no amount paid or payable as, or on account or in lieu of payment of, interest (including any amounts deemed to be interest) will be in respect of a debt or other obligation to pay an amount to a person who does not deal at arm's length with the Corporation for purposes of the Tax Act.

        This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Resident Holder and no representation with respect to income tax consequences to any particular Non-Resident Holder is made. Prospective purchasers of Notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Notes having regard to their own particular circumstances.

        Under the Tax Act, the payment of interest, principal or premium, if any, to a Non-Resident Holder of a Note by the Corporation will be exempt from Canadian non-resident withholding tax. No other taxes on income or capital gains will be payable under the Tax Act in respect of the acquisition, holding, redemption or disposition of a Note by a Non-Resident Holder, or the receipt of interest, principal or premium thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of a Note.

UNDERWRITING

        We and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "underwriter"), the sole underwriter for the offering, have entered into an underwriting agreement dated the date of this prospectus supplement. Subject to the terms and conditions stated in the underwriting agreement, the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, all of the Notes.

        The underwriting agreement provides that the obligations of the underwriter to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the Notes if it purchases any of the Notes.

        The underwriter proposes to offer the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer the Notes to dealers at the public offering price less a concession not to exceed 0.150% of the principal amount of the Notes. The underwriter may allow, and dealers may reallow, a concession not to exceed 0.050% of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, the underwriter may change the public offering price, concessions and other selling terms.

        In connection with the offering, the underwriter may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the underwriter in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriter may conduct these transactions in the over-the-counter market or otherwise. If the underwriter commences any of these transactions, they may discontinue them at any time. There will be no obligation on the underwriter to engage in such activities.

        The Notes are new issues of securities with no established trading market. The Notes will not be listed on any securities exchange or on any automated dealer quotation system. We have been advised that the underwriter may make a market in the Notes but is not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

        The following table shows the underwriting commissions that we will pay the underwriter in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by Enbridge
Per Note	0.200%

        We estimate that our total expenses for this offering, excluding underwriting commissions, will be US$300,000.

        The Notes may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter has agreed that it will not offer, sell or deliver any Notes purchased by it in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada.

        The underwriter or its affiliates perform and have performed commercial banking, investment banking and advisory services for us from time to time for which they receive and have received customary fees and expenses. The underwriter may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business. In addition, in the ordinary course of its business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        The underwriter is, directly or indirectly, an affiliate of a bank or other financial institution that is one of our lenders and to which we are currently indebted. Consequently, we may be considered to be a connected issuer of the underwriter under applicable Canadian securities laws.

        As at September 29, 2017, the Corporation had approximately $940 million and US$813 million of outstanding unsecured indebtedness under our unsecured credit facilities. In addition, as at September 29, 2017, approximately $1,632 million of our unsecured credit facilities were used as a backstop to support outstanding commercial paper balances. The Corporation is in compliance with the terms of its unsecured credit facilities and there have been no waivers of breaches thereunder. There has been no materially adverse change to the financial position of the Corporation since the indebtedness was incurred. The Corporation may use the net proceeds of the offering to pay down short-term debt, and, as a consequence, net proceeds from the offering may be paid to a lender who is affiliated with the underwriter.

        We may have outstanding existing indebtedness owing to the underwriter and affiliates of the underwriter, a portion of which we may repay with the net proceeds of this offering. See "Use of Proceeds". As a result, the underwriter or its affiliates may receive more than 5% of the net proceeds from this offering in the form of the repayment of such existing indebtedness. Accordingly, this offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the conditions of Rule 5121(a)(1)(C) are satisfied.

        If the underwriter or its affiliates have a lending relationship with us or our affiliates, the underwriter or its affiliates routinely hedge, the underwriter or its affiliates have hedged and are likely in the future to hedge, and the underwriter or its affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriter and its affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our affiliates' securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby.

        A prospectus supplement in electronic format may be made available on the website maintained by the underwriter.

        We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the U.S. Securities Act, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

        We expect that delivery of the Notes will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as "T+3"). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this prospectus supplement will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of the Notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Notes to the public in that Relevant Member State:

  •
  to legal entities which are qualified investors as defined in the Prospectus Directive;

  •
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State. Neither we nor the underwriter have authorized, nor do we or they authorize, the making of any offer of Notes in circumstances in which an obligation arises for us or the underwriter to publish a prospectus for such offer in the European Economic Area.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any Notes under, the offers contemplated in this prospectus supplement and the prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

  •
  it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  •
  in the case of any Notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Notes acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors; or (ii) where Notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Notes to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

        The underwriter has represented and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issuance or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

        The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and each underwriter has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

        This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with this offering of Notes will be passed upon for the Corporation by McCarthy Tétrault LLP, Calgary, Alberta, Canada, and the validity of the Notes as to matters of New York law will be passed upon for the Corporation by Sullivan & Cromwell LLP, New York, New York. In addition, certain legal matters relating to United States law in connection with this offering of the Notes will be passed upon for the underwriter by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario, Canada.

        As of October 3, 2017, the partners and associates of McCarthy Tétrault LLP and Sullivan & Cromwell LLP owned beneficially, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

EXPERTS

        The consolidated annual financial statements of the Corporation for the years ended December 31, 2016 and 2015 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the audit report, which is also incorporated by reference in this prospectus supplement, of PricewaterhouseCoopers LLP, Calgary, Alberta, on the authority of such firm as experts in auditing and accounting.

        The consolidated financial statements and the related financial statement schedule of Spectra Energy, included in the BAR which is incorporated in this prospectus supplement by reference, and the effectiveness of Spectra Energy's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Enbridge Inc., Suite 200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8 (telephone 403-231-3900), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	September 14, 2017

ENBRIDGE INC.

US$7,000,000,000

DEBT SECURITIES
COMMON SHARES
PREFERENCE SHARES

        We may from time to time offer our debt securities, common shares and cumulative redeemable preference shares (the "preference shares" and, together with our debt securities and common shares, the "Securities"), up to an aggregate initial offering price of US$7,000,000,000 (or its equivalent in Canadian dollars or any other currency or currency unit used to denominate the Securities) during the 25 month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This offering is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States of America (the "United States"), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), and are subject to Canadian and United States auditing and auditor independence standards.

        Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement (as defined herein). You should read the tax discussion under "Certain Income Tax Considerations" herein and in any applicable Prospectus Supplement.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, that some of the experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

        The specific variable terms of any offering of Securities will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable: (i) in the case of common shares or preference shares, the number of shares offered and the offering price; and (ii) in the case of debt securities, the designation, any limit on the aggregate principal amount, the currency or currency unit, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to our other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms of the debt securities. You should read this Prospectus and any applicable Prospectus Supplement before you invest in any Securities.

        This Prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items, other than as required to provide for an interest rate that is adjusted for inflation. For greater certainty, this Prospectus may qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a United States federal funds rate.

        The Corporation's common shares (the "Common Shares") are listed on the New York Stock Exchange and the Toronto Stock Exchange (the "TSX") under the symbol "ENB". The Corporation's cumulative redeemable preference shares, series A are listed on the TSX under the symbol "ENB.PR.A", the Corporation's cumulative redeemable preference shares, series B ("Series B Preference Shares") are listed on the TSX under the symbol "ENB.PR.B", the Corporation's cumulative redeemable preference shares, series C ("Series C Preference Shares") are listed on the TSX under the symbol "ENB.PR.C", the Corporation's cumulative redeemable preference shares, series D are listed on the TSX under the symbol "ENB.PR.D", the Corporation's cumulative redeemable preference shares, series F are listed on the TSX under the symbol "ENB.PR.F", the Corporation's cumulative redeemable preference shares, series H are listed on the TSX under the symbol "ENB.PR.H", the Corporation's cumulative redeemable preference shares, series J are listed on the TSX under the symbol "ENB.PR.U", the Corporation's cumulative redeemable preference shares, series L are listed on the TSX under the symbol "ENB.PF.U", the Corporation's cumulative redeemable preference shares, series N are listed on the TSX under the symbol "ENB.PR.N", the Corporation's cumulative redeemable preference shares, series P are listed on the TSX under the symbol "ENB.PR.P", the Corporation's cumulative redeemable preference shares, series R are listed on the TSX under the symbol "ENB.PR.T", the Corporation's cumulative redeemable preference shares, series 1 are listed on the TSX under the symbol "ENB.PR.V", the Corporation's cumulative redeemable preference shares, series 3 are listed on the TSX under the symbol "ENB.PR.Y", the Corporation's cumulative redeemable preference shares, series 5 are listed on the TSX under the symbol "ENB.PF.V", the Corporation's cumulative redeemable preference shares, series 7 are listed on the TSX under the symbol "ENB.PR.J", the Corporation's cumulative redeemable preference shares, series 9 are listed on the TSX under the symbol "ENB.PF.A", the Corporation's cumulative redeemable preference shares, series 11 are listed on the TSX under the symbol "ENB.PF.C", the Corporation's cumulative redeemable preference shares, series 13 are listed on the TSX under the symbol "ENB.PF.E", the Corporation's cumulative redeemable preference shares, series 15 are listed on the TSX under the symbol "ENB.PF.G" and the Corporation's cumulative redeemable preference shares, series 17 are listed on the TSX under the symbol "ENB.PF.I." There is currently no market through which the debt securities or preference shares may be sold and purchasers may not be able to resell such securities issued under this Prospectus. This may affect the pricing of those securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

        The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals, directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of offering of such Securities.

        In connection with any offering of Securities, the underwriters, agents or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels above those which might otherwise prevail in the open market. See "Plan of Distribution".

        The head and registered office of the Corporation is located at Suite 200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

ABOUT THIS PROSPECTUS

        In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars or Cdn$. "U.S. dollars" or "US$" means lawful currency of the United States. Unless otherwise indicated, all financial information included in this Prospectus or included in any Prospectus Supplement is determined using U.S. GAAP. Except as set forth under "Description of Debt Securities" and "Description of Share Capital", and unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "Enbridge", the "Corporation", "we", "us" and "our" mean Enbridge Inc. and its subsidiaries, partnership interests and joint venture investments.

        This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference" and "Certain Available Information".

        We take responsibility only for the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and for the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. You should bear in mind that although the information contained in, or incorporated by reference in, this Prospectus is accurate as of the date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed by the Corporation with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus:

  (a)
  consolidated comparative financial statements of the Corporation as at and for the years ended December 31, 2016 and 2015 and the auditors' report thereon;

  (b)
  management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2016;

  (c)
  unaudited interim consolidated comparative financial statements of the Corporation as at and for the three and six months ended June 30, 2017;

  (d)
  management's discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2017;

  (e)
  annual information form of the Corporation dated February 17, 2017 for the year ended December 31, 2016 (the "AIF");

  (f)
  management information circular of the Corporation dated March 13, 2017 relating to the annual meeting of the shareholders of the Corporation held on May 11, 2017;

  (g)
  management information circular of the Corporation dated November 10, 2016 relating to the special meeting of the shareholders of the Corporation held on December 15, 2016 (the "Transaction Circular");

  (h)
  business acquisition report of the Corporation dated May 10, 2017 (the "BAR") relating to the acquisition by the Corporation, effective February 27, 2017, of all the outstanding common stock of Spectra Energy Corp ("Spectra Energy") pursuant to a stock-for-stock merger transaction (the "Merger Transaction"); and

  (i)
  material change report of the Corporation dated March 3, 2017 relating to the completion of the Merger Transaction.

Any documents of the type referred to above, any unaudited interim consolidated financial statements and related management's discussion and analysis, any material change reports (except confidential material change reports), any business acquisition reports and any exhibits to unaudited interim consolidated financial statements which contain updated earnings coverage calculations filed by the Corporation with the various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the expiry of the term of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, in the case of Form 6-K reports if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K and its annual report on Form 40-F are available on the SEC's website at www.sec.gov.

        Upon a new annual information form and the related annual consolidated financial statements and management's discussion and analysis being filed by the Corporation with and, where required, accepted by the applicable securities regulatory authorities during the term of this Prospectus, the previous annual information form, the previous annual consolidated financial statements, all unaudited interim consolidated financial statements and accompanying management's discussion and analysis, material change reports and business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in respect of which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon unaudited interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new unaudited interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder, and upon a new management information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, the management information circular for the preceding annual meeting of shareholders shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus. For the avoidance of doubt, the financial statements of Spectra Energy as well as the pro forma financial statements forming part of and contained in the Transaction Circular, including the summary descriptions thereof, do not form part of this Prospectus as such financial information was modified and superseded by the financial information forming part of and contained within the BAR. Additionally, the fairness opinion prepared by RBC Dominion Securities Inc. dated September 5, 2016 appended as Appendix D to the Transaction Circular and the summaries thereof at pages 23 and 66 to 67 of the Transaction Circular and the fairness opinion prepared by Credit Suisse Securities (Canada), Inc. dated September 5, 2016 appended as Appendix C to the Transaction Circular and the summaries thereof at pages 22 to 23 and 66 of the Transaction Circular are not incorporated into this Prospectus.

        Any "template version" of any "marketing materials" (as such terms are defined in National Instrument 41-101 — General Prospectus Requirements) filed by the Corporation after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference into such Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

        A Prospectus Supplement containing the specific terms of an offering of Securities, including those terms permitted under applicable laws to be omitted from this Prospectus, will be filed and delivered together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities offered thereunder.

        Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as exhibits to the Corporation's unaudited interim and audited annual consolidated financial statements or in the contents of Prospectus Supplements and will be deemed to be incorporated by reference into this Prospectus for the purposes of the offering of the Securities.

        On November 15, 2016, the Corporation obtained exemptive relief ("Relief") from the Autorité des marchés financiers from the translation requirements prescribed by section 40.1 of the Securities Act (Québec) to translate into French the exhibits of certain Forms 8-K of Spectra Energy which are incorporated by reference into the Transaction Circular which is, in turn, incorporated by reference into this Prospectus, as well as the documents incorporated by reference into such exhibits. As a result of the Relief, the Corporation is not required to file such documents in French with the securities regulatory authorities under Canadian securities laws and regulations.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Enbridge, Suite 200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8 (telephone 403-231-3900).

 CERTAIN AVAILABLE INFORMATION

        The Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-10 relating to the Securities and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, for a complete description of the applicable contract, agreement or other document, reference is made to the exhibits available on the SEC's website at www.sec.gov or to the relevant documents available at www.sedar.com.

        The Corporation is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and in accordance therewith files reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Corporation is not required to publish financial statements as promptly as United States companies. Such reports and other information will be available on the SEC's website at www.sec.gov.

        Prospective investors may read and copy any document the Corporation has filed with the SEC at the SEC's public reference room in Washington D.C. and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents the Corporation has filed with the SEC's Electronic Data Gathering and Retrieval system at www.sec.gov. Reports and other information about the Corporation may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus, including documents incorporated by reference into this Prospectus, contain both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act and forward-looking information within the meaning of Canadian securities laws. This information has been included to provide readers with information about the Corporation and its subsidiaries and affiliates, including management's assessment of the Corporation's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe", "likely" and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this Prospectus include, but are not limited to, statements with respect to the following: expected earnings before interest and income taxes ("EBIT") or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; expected performance of the Liquids Pipelines business; financial strength and flexibility; expectations on sources of liquidity and sufficiency of financial resources; expected costs related to announced projects and projects under construction; expected in-service dates for announced projects and projects under construction; expected capital expenditures; expected equity funding requirements for the Corporation's commercially secured growth program; expected future growth and expansion opportunities; expectations about the Corporation's joint venture partners' ability to complete and finance projects under construction; expected closing of acquisitions and dispositions; estimated future dividends; recovery of the costs of the Canadian portion of the Line 3 Replacement Program (the "Canadian L3R Program"); expected expansion of the T-South System; expected capacity of the Hohe See Expansion Offshore Wind Project; expected costs in connection with Line 6A and Line 6B crude oil releases; expected effect of Aux Sable Consent Decree; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; expectations regarding the impact of the Merger Transaction including the combined Corporation's scale, financial flexibility, growth program, future business prospects and performance; impact of the Canadian L3R Program on existing integrity programs; dividend payout policy; dividend growth and dividend payout expectation; and expectations on impact of hedging program.

        Although the Corporation believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids ("NGL") and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Corporation's projects; anticipated in-service dates; weather; the realization of anticipated benefits and synergies of the Merger Transaction; governmental legislation; acquisitions and the timing thereof; the success of integration plans; impact of the dividend policy on the Corporation's future cash flows; credit ratings; capital project funding; expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; and estimated future dividends.

        Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements, as they may impact current and future levels of demand for the Corporation's services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Corporation operates and may impact levels of demand for the Corporation's services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Merger Transaction on the Corporation, expected EBIT, adjusted EBIT, earnings/(loss), adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer, government and regulatory approvals on construction and in-service schedules and cost recovery regimes.

        The Corporation's forward-looking statements are subject to risks and uncertainties pertaining to the impact of the Merger Transaction, operating performance, regulatory parameters, dividend policy, project approval and support, renewals of rights of way, weather, economic and competitive conditions, public opinion, changes in tax laws and tax rates, changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this Prospectus and in the Corporation's other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and the Corporation's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by applicable law, the Corporation assumes no obligation to publicly update or revise any forward-looking statements made in this Prospectus or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to the Corporation or persons acting on the Corporation's behalf, are expressly qualified in their entirety by these cautionary statements.

 THE CORPORATION

        The Corporation is a leading North American energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. As a transporter of energy, the Corporation delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline and accounts for approximately 65% of United States-bound Canadian crude oil exports. The Corporation also moves approximately 20% of all natural gas consumed in the United States, serving key supply basins and demand markets. As a distributor of energy, the Corporation's regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, the Corporation has a growing involvement in electricity infrastructure with interests in more than 2,500 megawatts (net) of renewable generating capacity, and an expanding offshore wind portfolio in Europe.

        The Corporation was incorporated on April 13, 1970 under the Companies Ordinance of the Northwest Territories and was continued under the Canada Business Corporations Act on December 15, 1987. The registered office and principal place of business of the Corporation are at Suite 200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be added to the general funds of the Corporation to be used for general corporate purposes, which may include reducing outstanding indebtedness and financing capital expenditures, investments and working capital requirements of the Corporation. Specific information about the use of proceeds from the sale of any Securities will be set forth in a Prospectus Supplement. The Corporation may invest funds that it does not immediately require in short-term marketable debt securities. The Corporation expects that it may, from time to time, issue securities other than pursuant to this Prospectus.

        The net proceeds to be received by the Corporation from the sale of the Securities from time to time under this Prospectus are not expected to be applied to fund any specific project. The Corporation's overall corporate strategy and major initiatives supporting its strategy are summarized in the Corporation's management's discussion and analysis for the year ended December 31, 2016, as modified or superseded by information contained in the Corporation's management's discussion and analysis for the three and six months ended June 30, 2017, and any subsequent periods, incorporated herein by reference.

EARNINGS COVERAGE RATIOS

        The following earnings coverage ratios for the Corporation have been calculated on a consolidated basis for the respective 12 month periods ended June 30, 2017 and December 31, 2016 and are derived from unaudited financial information for the 12 month period ended June 30, 2017 and audited financial information for the 12 month period ended December 31, 2016, in each case prepared in accordance with U.S. GAAP.

        A third earnings coverage ratio has been included that gives pro forma effect to the Merger Transaction on the same basis as in the Corporation's unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2016 included in the BAR.

        The following ratios give pro forma effect to the issuance by the Corporation from time to time of preference shares and debt securities since June 30, 2017 and December 31, 2016, in the case of the June 30, 2017 and December 31, 2016 earnings coverage ratios, respectively, including:

  •
  the issuance by the Corporation of $750,000,000 aggregate principal amount of unsecured floating rate notes pursuant to a first pricing supplement dated May 19, 2017, the issuance by the Corporation of $450,000,000 aggregate principal amount of 3.19% unsecured medium term notes pursuant to a second pricing supplement dated June 6, 2017, the issuance by the Corporation of $450,000,000 aggregate principal amount of 3.20% unsecured medium term notes pursuant to a third pricing supplement dated June 6, 2017, the issuance by the Corporation of $300,000,000 aggregate principal amount of 4.57% unsecured medium term notes pursuant to a fourth pricing supplement dated June 6, 2017, the issuance by the Corporation of US$500,000,000 aggregate principal amount of unsecured floating rate notes pursuant to a prospectus supplement dated June 12, 2017, the issuance by the Corporation of US$1,400,000,000 aggregate principal amount of unsecured medium term notes pursuant to a prospectus supplement dated June 27, 2017 and the issuance by the Corporation of US$1,000,000,000 aggregate principal amount of 5.50% fixed-to-floating rate subordinated notes, series 2017-A due 2077 pursuant to a prospectus supplement dated July 10, 2017;

  •
  the conversion of 1,730,188 of the Corporation's outstanding Series B Preference Shares into Series C Preference Shares on June 1, 2017, in accordance with the rights, privileges, restrictions and conditions attached to the Series B Preference Shares;

  •
  the issuance by Spectra Energy Partners, LP of US$400,000,000 aggregate principal amount of senior unsecured floating rate notes pursuant to a prospectus supplement dated June 2, 2017; and

  •
  the purchases by Spectra Energy Capital, LLC of US$267,287,000 of its senior unsecured notes pursuant to a cash tender offer which expired on July 6, 2017 and US$761,071,000 of its senior unsecured notes pursuant to cash tender offers which expired on July 25, 2017.

        Adjustments for normal course issuances and repayments of debt subsequent to June 30, 2017 and December 31, 2016 would not materially affect the ratios and, as a result, have not been made. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods and do not give pro forma effect to the issuance of any Securities pursuant to this Prospectus.

Twelve Month Period Ended
	June 30, 2017	December 31, 2016	Giving pro forma effect to the Merger Transaction December 31, 2016
Earnings coverage(1)	1.5 times	1.6 times	1.9 times

Note:

(1)
Earnings coverage on a net earnings basis is equal to earnings attributable to the Corporation plus net interest expense and income taxes divided by net interest expense plus capitalized interest and preference share dividend obligations.

        The Corporation evaluates its performance using a variety of measures. The earnings coverage discussed above is not defined under U.S. GAAP and, therefore, should not be considered in isolation or as an alternative to, or more meaningful than, net earnings as determined in accordance with U.S. GAAP as an indicator of the Corporation's financial performance or liquidity. This measure is not necessarily comparable to a similarly titled measure of another company.

        The Corporation's dividend requirements on all of its preference shares, after giving pro forma effect to the conversion of certain preference shares in accordance with their terms, adjusted for changes in dividend amounts on certain preference shares that took effect as a result of dividend rate adjustments in accordance with the terms of such preference shares and adjusted to a before tax equivalent using an effective income tax recovery rate of 7% at June 30, 2017, amounted to approximately $335 million for the 12 months ended June 30, 2017. The Corporation's interest requirements amounted to approximately $2,460 million for the 12 months ended June 30, 2017. The Corporation's earnings before interest and income tax for the 12 months ended June 30, 2017 were approximately $4,318 million, which is 1.5 times the Corporation's aggregate dividend and interest requirements for this period.

        The Corporation's dividend requirements on all of its preference shares, adjusted to a before tax equivalent using an effective income tax expense rate of 6% at December 31, 2016, amounted to approximately $313 million for the 12 months ended December 31, 2016. The Corporation's interest requirements amounted to approximately $2,090 million for the 12 months ended December 31, 2016. The Corporation's earnings before interest and income taxes for the 12 months ended December 31, 2016 were approximately $3,780 million, which is 1.6 times the Corporation's aggregate dividend and interest requirements for this period.

        The Corporation's dividend requirements on all of its preference shares, adjusted to a before tax equivalent using a pro forma effective income tax expense rate of 11% at December 31, 2016, amounted to approximately

$332 million for the 12 months ended December 31, 2016. The Corporation's interest requirements, including giving pro forma effect to the Merger Transaction, amounted to approximately $2,717 million for the 12 months ended December 31, 2016. The Corporation's earnings before interest and income taxes, including giving pro forma effect to the Merger Transaction, for the 12 months ended December 31, 2016 were approximately $5,772 million, which is 1.9 times the Corporation's aggregate pro forma dividend and interest requirements for this period.

DESCRIPTION OF DEBT SECURITIES

        In this section, the terms "Corporation" and "Enbridge" refer only to Enbridge Inc. and not to its subsidiaries. The following description sets forth certain general terms and provisions of the debt securities. The Corporation will provide particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

U.S. Indenture

        The debt securities issued in the United States will be issued under an indenture dated February 25, 2005, as amended and supplemented from time to time (the indenture as amended and supplemented, the "U.S. Indenture"), between Enbridge and Deutsche Bank Trust Company Americas, as trustee. Debt securities issued under the U.S. Indenture will not be offered or sold to persons in Canada pursuant to this Prospectus.

        The U.S. Indenture does not limit the aggregate principal amount of debt securities which may be issued under the U.S. Indenture. The U.S. Indenture provides that debt securities will be in registered form, may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Unless otherwise specified in the applicable Prospectus Supplement, debt securities may be issued in whole or in part in a global form and will be registered in the name of and be deposited with The Depository Trust Company or its nominee, Cede & Co. The debt securities will be issuable in denominations of US$1,000 and integral multiples of US$1,000, or in such other denominations as may be set out in the terms of the debt securities of any particular series.

Canadian Indenture

        The debt securities issued in Canada will be issued under supplemental indentures to the trust indenture dated October 20, 1997, as amended and supplemented from time to time (the indenture as amended and supplemented, the "Canadian Indenture"), between Enbridge and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee. Debt securities issued under the Canadian Indenture will not be offered or sold to persons in the U.S. pursuant to this Prospectus.

        The Canadian Indenture does not limit the aggregate principal amount of debt securities which may be issued under the Canadian Indenture. The Canadian Indenture provides that debt securities will be in registered form, may be issued from time to time in one or more series and may be denominated and payable in Canadian dollars, U.S. dollars or any other currency. Unless otherwise specified in the applicable Prospectus Supplement, debt securities denominated in Canadian or United States dollars will be represented in a global form and will be registered in the name of and be deposited with CDS Clearing & Depository Services Inc. or its nominee. The debt securities will be issuable in denominations of $1,000 and integral multiples of $1,000, or in such other denominations as may be set out in the terms of the debt securities of any particular series.

General

        Material Canadian and United States federal income tax considerations applicable to any debt securities, and special tax considerations applicable to the debt securities denominated in a currency or currency unit other than Canadian or U.S. dollars, will be described in the Prospectus Supplement relating to the offering of debt securities.

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities will be unsecured obligations and will rank equally with all of the Corporation's other unsecured and unsubordinated indebtedness. Enbridge is a holding company that conducts substantially all of its operations and holds substantially all of its assets through its subsidiaries. As at June 30, 2017, the long-term debt (excluding the current portion, as well as guarantees and intercompany obligations between the Corporation and its subsidiaries) of Enbridge and its subsidiaries totalled approximately $62.4 billion, of which approximately $42.2 billion is subsidiary debt. The debt securities issued under this Prospectus will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Enbridge's subsidiaries.

        The U.S. Indenture has been filed as an exhibit to the registration statement of which this Prospectus is a part and is available as described above under "Certain Available Information". Copies of the U.S. Indenture and the Canadian Indenture have been filed on our SEDAR profile at www.sedar.com and will be described in a Prospectus Supplement for such debt securities. For further details, prospective investors should refer to the U.S. Indenture, the Canadian Indenture and the applicable Prospectus Supplement.

        Debt securities may also be issued under new supplemental indentures between us and a trustee or trustees as will be described in a Prospectus Supplement for such debt securities. The Corporation may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this Prospectus.

        The Prospectus Supplement will set forth additional terms relating to the debt securities being offered, including covenants, events of default, provisions for payments of additional amounts and redemption provisions.

        The Prospectus Supplement will also set forth the following terms relating to the debt securities being offered:

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  the title of the debt securities of the series;

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  any limit upon the aggregate principal amount of the debt securities of the series;

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  the party to whom any interest on a debt security of the series shall be payable;

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  the date or dates on which the principal of (and premium, if any, on) any debt securities of the series is payable;

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  the rate or rates at which the debt securities will bear interest, if any, the date or dates from which any interest will accrue, the interest payment dates on which interest will be payable and the regular record date for interest payable on any interest payment date;

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  the place or places where principal and any premium and interest are payable;

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  the period or periods if any within which, the price or prices at which, the currency or currency units in which and the terms and conditions upon which any debt securities of the series may be redeemed, in whole or in part, at the option of the Corporation;

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  the obligation, if any, of the Corporation to redeem or purchase any debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the terms and conditions upon which debt securities of the series may be redeemed or purchased, in whole or in part pursuant to such obligation;

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  if other than denominations of $1,000 and any integral multiples of $1,000, the denominations in which the debt securities are issuable;

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  if the amount of principal of or any premium or interest on any debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

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  if other than U.S. dollars, the currency, currencies or currency units in which the principal of or any premium or interest on any debt securities of the series will be payable, and any related terms;

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  if the principal of or any premium or interest on any debt securities of the series is to be payable, at the election of the Corporation or the holders, in one or more currencies or currency units other than that or those in which the debt securities are stated to be payable, specific information relating to the currency, currencies or currency units, and the terms and conditions relating to any such election;

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  if other than the entire principal amount, the portion of the principal amount of any debt securities of the series that is payable upon acceleration of maturity;

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  if the principal amount payable at maturity of the debt securities of the series is not determinable prior to maturity, the amount that is deemed to be the principal amount prior to maturity for purposes of the debt securities and the indenture;

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  if applicable, that the debt securities of the series are subject to defeasance and/or covenant defeasance;

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  if applicable, that the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, if so, the depositary for the global securities, the form of any legend or legends which will be borne by such global securities and any additional terms related to the exchange, transfer and registration of securities issued in global form;

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  any addition to or change in the Events of Default applicable to the debt securities of the series and any change in the right of the trustee or the holders of the debt securities to accelerate the maturity of the debt securities of the series;

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  any addition to or change in the covenants described in this Prospectus applicable to the debt securities of the series;

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  if the debt securities are to be subordinated to other of the Corporation's obligations, the terms of the subordination and any related provisions;

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  whether the debt securities will be convertible into securities or other property, including the Corporation's common stock or other securities, whether in addition to, or in lieu of, any payment of principal or other amount or otherwise, and whether at the option of the Corporation or otherwise, the terms and conditions relating to conversion of the debt securities, and any other provisions relating to the conversion of the debt securities;

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  the obligation, if any, of the Corporation to pay to holders of any debt securities of the series amounts as may be necessary so that net payments on the debt security, after deduction or withholding for or on account of any present or future taxes and other governmental charges imposed by any taxing authority upon or as a result of payments on the securities, will not be less than the gross amount provided in the debt security, and the terms and conditions, if any, on which the Corporation may redeem the debt securities rather than pay such additional amounts;

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  whether the Corporation will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

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  any other terms of the series of debt securities.

        Unless otherwise indicated in the applicable Prospectus Supplement, the U.S. Indenture and the Canadian Indenture do not afford the holders the right to tender debt securities to Enbridge for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event Enbridge should become involved in a highly leveraged transaction or in the event of a change in control of Enbridge.

        Debt securities may be issued under the U.S. Indenture and the Canadian Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the applicable Prospectus Supplement.

        Unless otherwise indicated in the applicable Prospectus Supplement, Enbridge may, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

DESCRIPTION OF SHARE CAPITAL

        In this section, the terms "Corporation" and "Enbridge" refer only to Enbridge Inc. and not to its subsidiaries. The following sets forth the terms and provisions of the existing capital of the Corporation. The following description is subject to, and qualified by reference to, the terms and provisions of the Corporation's articles and by-laws. The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preference shares, issuable in series.

Common Shares

        Each common share of the Corporation entitles the holder to one vote for each common share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the board of directors of the Corporation, subject to prior satisfaction of preferential dividends applicable to any preference shares, and to participate rateably in any distribution of the assets of the Corporation upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the preference shares.

        Under the dividend reinvestment and share purchase plan of the Corporation, registered shareholders may reinvest their dividends in additional common shares of the Corporation or make optional cash payments to purchase additional common shares, in either case, free of brokerage or other charges.

        The registrar and transfer agent for the common shares in Canada is AST Trust Company (Canada) (formerly CST Trust Company) at its principal transfer offices in Vancouver, British Columbia, Calgary, Alberta, Toronto, Ontario and Montréal, Québec. The co-registrar and co-transfer agent for the common shares in the United States is American Stock Transfer & Trust CO LLC at its principal office in Brooklyn, New York.

Shareholder Rights Plan

        The Corporation has a shareholder rights plan (the "Shareholder Rights Plan") that is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Corporation. Rights issued under the Shareholder Rights Plan become exercisable when a person, and any related parties, acquires or announces the intention to acquire 20% or more of the Corporation's outstanding common shares without complying with certain provisions set out in the Shareholder Rights Plan or without approval of the board of directors of the Corporation. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and its related parties, will have the right to purchase common shares of the Corporation at a 50% discount to the market price at that time. For further particulars, reference should be made to the Shareholder Rights Plan, a copy of which may be obtained by contacting the Manager, Investor Relations, Enbridge, 200, 425-1st Street S.W., Calgary, Alberta, T2P 3L8; telephone: 1-800-481-2804; fax: 403-231-5780; email: investor.relations@enbridge.com.

Preference Shares

Shares Issuable in Series

        The preference shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Corporation, determine the designation, rights, privileges, restrictions and conditions to be attached to the preference shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Corporation or the right to be convertible or exchangeable for common shares, directly or indirectly.

        For preference shares issued that are to be convertible into other securities of the Corporation, including other series of preference shares, no amounts will be payable to convert those preference shares.

Priority

        The preference shares of each series shall rank on a parity with the preference shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the common shares and over any other shares ranking junior to the preference shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Voting Rights

        Except as required by law, holders of the preference shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation, provided that the rights, privileges, restrictions and conditions attached to the preference shares as a class may be added to, changed or removed only with the approval of the holders of the preference shares given in such manner as may then be required by law, at a meeting of the holders of the preference shares duly called for that purpose.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe material Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including whether the payments of dividends on common shares or preference shares or payments of principal, premium, if any, and interest on debt securities payable to a non-resident of Canada will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe material United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such material consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION

        The Corporation may sell the Securities to or through underwriters, agents or dealers and also may sell the Securities directly to purchasers pursuant to applicable statutory exemptions or through agents.

        The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

        The Prospectus Supplement relating to each series of the Securities will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or re-allowed to dealers. Underwriters or agents with respect to Securities sold to or through underwriters or agents will be named in the Prospectus Supplement relating to such Securities.

        In connection with the sale of the Securities, underwriters may receive compensation from the Corporation or from purchasers of the Securities for whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid either using a portion of the funds received in connection with the sale of the Securities or out of the general funds of the Corporation.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        In connection with any offering of Securities, the underwriters, agents or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

 RISK FACTORS

        Investment in the Securities is subject to various risks. Before deciding whether to invest in any Securities, investors should consider carefully the risks incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in any Prospectus Supplement.

        Discussions of certain risks affecting the Corporation in connection with its business and risks relating to the Merger Transaction are provided in the AIF, the Corporation's management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2016, the Corporation's management's discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2017 and the Transaction Circular filed with the various securities regulatory authorities, which are incorporated by reference in this Prospectus.

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon for the Corporation by McCarthy Tétrault LLP, Calgary, Alberta, Canada.

EXPERTS

        The consolidated annual financial statements of the Corporation as at and for the years ended December 31, 2016 and 2015 incorporated by reference in this Prospectus have been so incorporated in reliance on the audit report of PricewaterhouseCoopers LLP, Chartered Professional Accountants, Calgary, Alberta, on the authority of such firm as experts in auditing and accounting, which is also incorporated by reference in this Prospectus. In connection with the audit of the Corporation's consolidated annual financial statements for the year ended December 31, 2016, PricewaterhouseCoopers LLP confirmed that they are independent to the Corporation within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta.

        The consolidated financial statements of Spectra Energy and its subsidiaries as at and for the years ended December 31, 2016 and 2015, appearing in the BAR incorporated by reference in this Prospectus, have been so incorporated in reliance on the audit report of Deloitte & Touche LLP, which is also incorporated by reference in this Prospectus. In connection with the audit of the consolidated statements of operations of Spectra Energy as at and for the year ended December 31, 2016, which are incorporated by reference in this Prospectus, Deloitte & Touche LLP confirmed that they are independent within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) as of the date of issuance of the Spectra Energy Form 10-K.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC either separately or as exhibits to the registration statement of which this Prospectus forms a part: the documents listed herein under "Documents Incorporated by Reference"; the consent of PricewaterhouseCoopers LLP; the consent of Deloitte & Touche LLP; certain powers of attorney; the U.S. Indenture; appointment of agent for service of process and undertaking on Form F-X; and the Statement of Eligibility of the Trustee on Form T-1.

 ENFORCEMENT OF CIVIL LIABILITIES

        The Corporation is a Canadian corporation, and the majority of its assets and operations are located, and the majority of its revenues are derived, outside the United States. The Corporation has appointed Enbridge (U.S.) Inc. as its agent to receive service of process with respect to any action brought against it in any federal or state court in the United States arising from any offering conducted under this Prospectus. However, it may not be possible for investors to enforce outside the United States judgments against the Corporation obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal and state securities laws. In addition, certain of the directors and officers of the Corporation are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal and state securities laws.

US$700,000,000

Enbridge Inc.

Floating Rate Senior Notes due 2020

Prospectus Supplement
October 4, 2017

Sole Book-Running Manager

BofA Merrill Lynch